September 18, 2023

VIA EDGAR
==========
Samantha Brutlag
Division of Investment Management
Securities and Exchange Commission
Filing Desk
100 F Street, N.E.
Washington, DC 20549

RE:	Zacks Trust; File Nos. 333-232634 and 811-23435

Dear Ms. Brutlag,

On July 12, 2023, Zacks Trust (the “Trust” or the “Registrant”) filed a registration statement on Form N-1A (the “Registration Statement”) with respect to the Zacks Small/Mid Cap ETF (the “Fund”). On August 28, 2023, you provided oral comments to the Registration Statement. Please find below a summary of those comments and the Registrant's responses, which the Registrant has authorized us to make on behalf of the Registrant.

Prospectus:

Summary

Comment 1. Please provide the ticker symbol and a completed fee table and expense example at least 5 days before the effectiveness of the Registration Statement.

Response. The ticker symbol is SMIZ. The Registrant has provided the completed fee information below.

Fees and Expenses of the Fund

This table describes the fees and expenses that you may pay if you buy, hold, and sell shares of the Fund (“Shares”). Investors purchasing or selling Shares in the secondary market may be subject to costs (including customary brokerage commissions) charged by their broker. These costs are not included in the expense example below.

Annual Fund Operating Expenses (ongoing expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.44%
Distribution and Service (12b-1) Fees	0.00%
Other Expenses[1]	1.02%

Greenberg Traurig, LLP ■ Attorneys at Law ■ WWW.GTLAW.COM
3333 Piedmont Rd NE, Suite 2500 ■ Atlanta, GA ■ Tel 678.553.2432

Acquired Fund Fees and Expenses[1]	0.01%
Total Annual Fund Operating Expenses	1.47%
Fee Waiver and/or Expense Limitation[2]	(0.91)%
Net Annual Fund Operating Expenses	0.56%

1.       Estimated for the current fiscal year.

2.       The Fund’s adviser, Zacks Investment Management, Inc. (the “Advisor”) has contractually agreed to reduce its fees and/or absorb expenses of the Fund, until at least March 31, 2025, to ensure that total annual fund operating expenses after fee waiver and/or reimbursement (exclusive of any front-end or contingent deferred loads, taxes, brokerage fees and commissions, borrowing costs (such as interest and dividend expense on securities sold short), acquired fund fees and expenses, fees and expenses associated with investments in other collective investment vehicles or derivative instruments (including for example option and swap fees and expenses), or extraordinary expenses such as litigation) will not exceed 0.55% of the Fund’s net assets. These fee waivers and expense reimbursements are subject to possible recoupment from the Fund in future years (within the three years from the date the fees have been waived or reimbursed), if such recoupment can be achieved within the lesser of the foregoing expense limits or those in place at the time of recapture. This agreement may be terminated only by the Trust’s Board of Trustees on 60 days’ written notice to the Advisor.

Example. You may also incur usual and customary brokerage commissions and other charges when buying or selling shares of the Fund, which are not reflected in the example that follows. This example is intended to help you compare the cost of owning shares of the Fund with the cost of investing in other funds. The example assumes that you invest $10,000 in the Fund for the time periods indicated and then sell all of your shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. The Example includes the Fund’s contractual expense limitation through March 31, 2025.

Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

One Year	Three Years
$57	$375

Comment 2. The fee table indicates that there will be an expense limitation agreement in place for the Fund. Please confirm that this agreement will be in place for at least a year from the date of the Prospectus.

Response. The Registrant so confirms.

Comment 3. In “Principal Investment Strategies”, the 80% policy for the Fund indicates that derivatives may be included when calculating compliance with the 80% policy. Please confirm that the derivatives will be valued at their notional value and not marked to market for purposes of complying with the 80% policy.

Response. The Adviser has confirmed to the Registrant that the derivatives will be valued at their notional value for purposes of complying with the 80% policy.

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Comment 4. In the section “Principal Investment Strategies”, please provide the capitalization ranges of the securities in the Fund’s portfolio or provide the capitalization of the two indices from which securities are selected.

Response. The Registrant has added the capitalization of the indices.

* * *

If you have any questions or comments, please contact the undersigned at 678.553.2432. Thank you in advance for your consideration.

Sincerely,

/s/ Tanya L. Boyle

Tanya L. Boyle

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